EXHIBIT 3.4

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF INCORPORATION

OF

ECOSPHERE TECHNOLOGIES, INC.

Ecosphere Technologies, Inc., a Delaware corporation (the “Company”), certifies that:

1.

The name of the Company is Ecosphere Technologies, Inc.

2.

On February 3, 2009, the Company filed a Certificate of Correction providing for an adjustment provision for its Preferred Stock conversion rates in the event of a stock split on the common stock.  The Preferred Stock conversion rate calculation included in the Certificate of Correction had the number of shares being issuable upon payment of a dividend or distribution included in the denominator as opposed to the numerator which was a scrivener’s error.

3.

The Certificate of Incorporation requires corrections as permitted by Section 103 of the Delaware General Corporation Law.

The inaccuracies or defects of the Certificate of Incorporation are:

(a)

The Section 4(f) shall be deleted and replaced by the following:

(f)

Adjustment for Certain Dividends and Distributions.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable on the common stock in additional shares of common stock, then and in each event the number of Conversion Shares issuable as of the record date shall be proportionately increased by multiplying the number of Conversion Shares then issuable upon conversion of Series A and Series B (each, the “Conversion Price”) by a fraction:

(i)  the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution; and

the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and

(ii)  provided, however, that no such adjustment shall be made if the holders of Series A and Series B Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of common stock in a number equal to the number of shares of common stock as they would have received if all outstanding shares of Series A and Series B Preferred Stock had been converted into common stock on the date of such event or (ii) a dividend or other distribution of shares of Series A and Series B Preferred Stock which are convertible, as of the date of such event, into such number of shares of common stock as is equal to the number of additional shares of common stock being issued with respect to each share of common stock in such dividend or distribution, and provided further, however that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the change to Series A and Series B Conversion Prices shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A and Series B Conversion Price shall be adjusted pursuant to this Section 4(f)as of the time of actual payment of such dividends or distributions.

4.

All other provisions of the Certificate of Incorporation remain unchanged.

Signature Page To Follow

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction as of the 7th day of November, 2013.

ECOSPHERE TECHNOLOGIES, INC.

By:	/s/ David Brooks
David Brooks, Chief Financial Officer

3